Mail Stop 4720

                                                            April 26, 2018


Bin Zhai
Chief Executive Officer and Chairman
CNFinance Holdings Ltd.
44/F, Tower G, No. 16 Zhujiang Dong Road
Tianhe District, Guangzhou City
Guangdong Province 510620
People's Republic of China

       Re:     CNFinance Holdings Ltd.
               Draft Registration Statement on Form F-1
               Submitted March 30, 2018
               CIK No. 0001733868

Dear Mr. Zhai:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Bin Zhai
CNFinance Holdings Ltd.
April 26, 2018
Page 2

Prospectus Summary

Overview, page 1

1.     Please define "MSE" where the term is first used in the prospectus.

2. Revise the third paragraph to disclose what other fees are paid by some/all borrowers and the amount or percentage of such fees.

3. Provide us with the calculations used to arrive at the 26% and 23.7% amounts.

4.     Revise the fifth paragraph to explain the following:
        the maturity terms of the senior and subordinated units;
        the maturity terms of the underlying loans;
        the average senior unit/subordinated unit split and how determined; whether all of the subordinated units of each trust are purchased by CN
Finance
          Holdings Limited;
        the cost and fair market value of such subordinated units held at December 31, 2016 and 2017; and
        the revenues on the subordinated units in 2016 and 2017.

5. Revise to discuss how loans are identified for direct lending as opposed to being part of the trusts.

Corporate History and Structure, page 4

6. We note that several of subsidiaries listed in Note 1 starting on page F-7 are not reflected in the diagram illustrating your corporate structure. Please revise or advise. In addition, add the trust plans to the diagram with ownership percentages.

7. Revise to include a brief description of each of the companies listed on page 5, including the date formed, the amount of assets and equity at December 31, 2016 and 2017 and the revenues during 2016 and 2017.

Non-GAAP Financial Measure

Adjusted Net Income, page 12

8. We note your adjustment for share-based compensation expenses has not been adjusted for the effect of income taxes. Please advise or revise to show the related income tax effect and disclose the rate used in your computation.
 Bin Zhai
CNFinance Holdings Ltd.
April 26, 2018
Page 3

Key Operating Data, page 13

9. Please disaggregate the outstanding loan balances, number of active borrowers, and number of transactions by trust and direct lending and disaggregate all trust lending related balances by funding sources (e.g. senior units, subordinated units under repurchase arrangements with private equity funds, subordinated units under repurchase agreements with third parties, etc.).

Risk Factors

We have a limited operating history . . . , page 14

10. We note your disclosure that starting in March 2018, you have been working with FOTIC to implement "certain changes" to your top-up arrangements and performance-driven service fee structure. Please revise to briefly describe such changes. Alternatively, please add a cross-reference to the relevant disclosure in the "Business Credit
       Strengthening Services" section on page 106 of the prospectus.

Our trust company partners operate in a strictly regulated environment . . . , page 16

11. Revise to clarify how the funding units are repaid in up to three years when loans are made for longer durations. Explain what happens to the unrepaid loans after three years.

Some of our funding sources are highly regulated . . . , page 19

12. Revise the first paragraph to clarify how the company will fund the direct loan business if not by listing the receivables on an asset exchange.

If our risk management system fails to perform effectively . . . , page 21

13. Please revise to discuss the liability that the company assumes, if any, if it fails to accurately assess the credit risk of borrowers, resulting in incorrect recommendations or mispriced loan products. If applicable, please revise to discuss any related material liabilities that you have incurred in the past.

We are involved in legal proceedings . . . , page 23

14. We note that you currently have 358 collection legal proceedings pending before courts and arbitration tribunals with amounts in dispute of RMB310.6 million. Please tell us whether the amounts in dispute are recorded on the balance sheet and how they are reflected in the Note 6.
 Bin Zhai
CNFinance Holdings Ltd.
April 26, 2018
Page 4

Use of proceeds, page 54

15. Revise to disclose the amounts that will be contributed as capital and to what entities and the amounts that will be loaned and to what entities. Also, briefly describe the loan terms.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 66

16. Please revise to disaggregate the loan data into major categories at recorded investment amounts as of each reported period (e.g. trust/direct lending, ticket size, first/second lien, city tier, the type of borrowers' industries, etc.) and provide discussions of concentrations and trends, if any. Revise to provide corresponding revisions throughout the filing. Refer to ASC 310-10-50-3.

Loan Performance Data, page 68

17. Please revise your disclosures to discuss trends by the types of borrowers' industries and by loan size. In this regard, we note the loan information by ticket size starting on page
       102. We also refer to the disclosure on page F-26 that states you set limits to acceptable risks for different industries.

18. Please revise your disclosure to discuss the underlying trends and/or reasons that contributed to the changes in the loan metrics from 2016 to 2017.

19. We note you calculated the loan performance data based on loan principals and origination. Please revise to calculate the loan performance based on total loans and recorded amounts as of each reported period. Provide corresponding changes to the relevant disclosures throughout the filing.

Selected Income Statement Items

Total operating income, page 69

20. We note your disclosure regarding the service fee charged to trust plans in the last paragraph. Please revise to expand your summary of significant accounting policies footnote to include your policy regarding service fee charged to trust plans.

Interest expense, page 70

21. You disclosed that Fanhua Inc., a related party, granted you loans bearing an interest rate of 7.3% and you considered these loans to be priced at arm's- length. Your disclosure on page F-30 however, indicates that your short-term borrowings typically carry an annual
 Bin Zhai
CNFinance Holdings Ltd.
April 26, 2018
Page 5

       interest rate range of 9.7% to 18%. Please tell us why you believe that the loans obtained from Fanhua Inc. were priced on an arm's-length basis.

Critical Accounting Policies, Judgments and Estimates

Charge-off policies, page 76

22. Please tell us how you account for instances when a settlement is reached for an amount that is in excess of the outstanding balance. In this regard we note from page 98 that in 2016 and 2017 you recovered loan principal, interest and penalties which equaled to 106.3% of the outstanding principal of delinquent loans.

23. Please disclose the typical length of your collection efforts and how the foreclosure process works. Tell us the factors you consider in determining that loans in excess of 90 days past due are still collectable.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Interest and fees income, page 80

24. We note the weighted average effective interest rate of your loans declined from 26.0%
       in 2016 to 23.7% in 2017 and you attributed this decrease to the introduction loan products with a term of eight years which typically have a lower effective interest rate.
       Please revise your disclosures to discuss in greater details how the terms of your loan products impact on the interest you receive on your loans.

Interest expense, page 81

25. Please revise to provide a more detailed discussion including the change in the composition of borrowings and the related interest rates. Discuss any relevant trends.

Non-interest revenue, page 81

26. We note your disclosure that you disposed of two subsidiaries engaging in asset management services. Please revise your disclosure to clarify the disposal took place in
       2017 and discuss how the disposal affected your non-interest revenue.

Recent Accounting Pronouncements, page 87

27. We note that you are currently evaluating the effects that adoption of ASU 2016-02 will have on regulatory capital. Please tell us what regulatory capital requirements your disclosure refers to.
 Bin Zhai
CNFinance Holdings Ltd.
April 26, 2018
Page 6


Business

Overview, page 93

28. Please revise your disclosures to discuss in details the terms of your repurchase arrangements for both trust and direct lending. In addition, tell us how you account for the repurchase agreements. Finally, please revise to disclose your accounting policies for all your repurchase arrangements in the summary of significant accounting policies footnote.

29. We note that no payments will be made to subordinated units until senior units are fully paid. Please revise your disclosures to state how it is determined that the senior units are fully paid (e.g. over the life of the trust or during the fiscal year). Please tell us how this impacts the accounting for your trust funding.

Proven business model tailored to the financing needs of China's MSE owners, page 96

30. We note your disclosure that, in addition to the trust companies you work with, you are also in discussion with other trust companies, commercial banks and internet companies to deepen your penetration in the home equity loan industry. Please briefly describe the nature and status of such discussions. Also please clarify the extent to which you have
       "started collaborating with various channel partners to acquire new borrowers," as you state on page 101. If you have entered into any written agreements, please summarize the material terms thereof. If applicable, please file such agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

"Borrower and Collateral" dual-factor risk assessment . . . , page 97

31. Please supplement your disclosure with a brief discussion, with quantification, as applicable, of any minimum criteria that a potential borrower must reach in order to qualify for a loan.

Effective post-loan management procedures, page 98

32. If the term "quick disposal plan" is a term of art, please include a brief description of the meaning of this term.

Experienced management team supported by dedicated workforce, page 98

33. We note your disclosure that you have established certain "employee incentive mechanisms" to motivate your employees. Please revise to briefly describe such incentive mechanisms.
 Bin Zhai
CNFinance Holdings Ltd.
April 26, 2018
Page 7

Enhance technology and data analytic capabilities, page 99

34. We note your disclosure that you "will . . . invest in data analytics and other new technologies to enhance risk management and credit risk assessment . . . .." If material, please provide an estimate of the dollar amount you plan to invest in such technologies.

Our Products, page 101

35. Please clarify the "limited circumstances" under which the home equity loans you facilitate are secured by loan guarantors and disclose the amount, if material.

36. Please revise your disclosures to discuss the impact that FOTIC's option to demand repayment of outstanding loans have or will have on your operations.

37. Please tell us and revise to disclose the impact of the following factors would have on the terms of the loan (e.g. interest rates, loan amounts, etc.):
        Borrower's industry;
        City tier;
        LTV of the collateral;
        Type of the collateral; and
        Whether the loan attaches a first lien or a second lien.

Our Funding Model, page 104

38. Based on your disclosure on page F-30, we note you have borrowings from investors of loans placed at internet funding platforms. Please revise to disclose the details of the internet funding platforms in the discussion of your funding model.

Terms of the Trust Plans, page 105

39. We note you disclose that the trust plans have terms of one to three years. We further note your disclosure on page 103 that you have loans in excess of three years, with the majority of loans originated in 2017 having a term of 60 months, or 5 years. Please tell us how loans are made in excess of the terms of the trusts.

40. Please tell us whether the trusts have rolling subscriptions. Also, tell us if you make loans over the term of the trust products or if the subscriptions and funding dates are fixed.

41.    Please quantify:
        the rate(s) of return typically "pre-agreed" to be paid by your trust plans to senior unit holders;
        the "certain fee payments" typically paid by your trust plans to third-party service providers; and
 Bin Zhai
CNFinance Holdings Ltd.
April 26, 2018
Page 8

           the service fee payments to you as service provider in 2016 and 2017.

Credit Strengthening Services, page 106

42. Please tell us how you accounted for the credit enhancement arrangements and the top-up arrangements, and revise to disclose the related accounting policies in the summary of significant accounting policies footnote.

43.    Please tell us how you will account for the 2018 FOTIC Funding
Arrangements.

Funding Sources, page 107

44. Please clarify whether you and your trust company partners do business exclusively in
       China. In particular, please clarify whether your direct lending business or trust company partners' platforms facilitate investments by investors located outside China and, if so, whether they would facilitate investments from investors located in the United States.

45. We note your disclosure that each trust plan set up by your trust company partners imposes a predetermined ratio between senior units and subordinated units and that you may be required to contribute additional funding in the event that such ratio drops below the contractual ratio. Please disclose the contractual ratio and actual ratio as of December
       31, 2017 for each trust plan, as referenced in the table on page 107.

46. We note your disclosure that you may be required to contribute additional funding at the request of trustee if the predetermined ratio drops below the contractual ratio. Revise your disclosures to state:
        if this has this occurred in the past;
        the frequency of such additional funding;
        your accounting for these contributions;
        whether you are contractually obligated to provide additional funding upon the request of the trustee; and
        whether there are any exceptions or reliefs available to you with regards to the additional funding obligation.

Dual factor risk assessment with integrated online and offline process, page
110

47. Please revise to discuss whether the verification procedures performed by your local office staff has shown significant instances of invalid information provided by potential borrowers and the procedures the company takes once it identifies instances of invalid information.
 Bin Zhai
CNFinance Holdings Ltd.
April 26, 2018
Page 9

Management

Compensation of Directors and Executive Officers, page 136

48. Please disclose the total amount set aside or accrued by you to provide pension, retirement or other similar benefits for your executive officers and directors during the most recently completed fiscal year. Refer to Item 6.B.2 of Form 20-F.

Principal Shareholders, page 139

49. For each director and executive officer, if applicable, please disclose the exercise price and expiration date of outstanding options. Refer to Item 6.E of Form
20-F.

50. To the extent that any portion of each class of securities is held in the U.S., please provide the disclosure required by Item 7.A.2 of Form 20-F. In this regard, we note your disclosure on page 60 (fourth paragraph) stating that a "majority of [y]our directors and officers are . . . residents of jurisdictions other than the United States . . . ," suggesting that at least some of your shareholders may reside in the U.S.

Related Party Transactions, page 142

51. We note your disclosure that in 2017, Fanhua Inc. and its subsidiaries as lenders granted loans to you at an interest rate of 7.3% per annum. Please revise to disclose the largest amount outstanding during the period covered on such loans. Refer to
Item 7.B of Form
       20-F.

52. We note your disclosure that in 2017, Mr. Bin Zhai, your Chairman and Chief Executive
       Officer, entered into a loan agreement as the borrower with you as the lender, in the amount of RMB5,000,000. Please revise to disclose the interest rate on the loan. Refer to Item 7.B of Form 20-F.

Consolidated Balance Sheets, page F-3

53.    Please revise to comply with Rule 4-08(m) of Regulation S-X or advise.

Consolidated Statements of Comprehensive Income, page F-4

54. Please revise to present the provision for credit losses after net interest and fee income and subsequently arriving at net interest and fee income after the provision for credit losses.

55. Please revise to disaggregate the impairment of goodwill from other expenses and present this amount as a separate financial statement line item (refer to ASC 350-20-45-2). In addition, revise your description within your consolidated statements of cash flows on
 Bin Zhai
CNFinance Holdings Ltd.
April 26, 2018
Page 10

       page F-6 to identify this amount as an impairment of goodwill (i.e. the amount should not be characterized as "provision").

Consolidated Statements of Cash Flows, page F-6

56. Please tell us how (or where) you presented the gain and the proceeds from the sales related to the disposals of the subsidiaries.

57. Please tell us where the gains and losses realized on the sale of investments (as disclosed in Note 18) are reflected in this financial statement.

58. Please tell us how you considered ASC 230-10-45-11 to 45-13 in regards to the classification of your loans.

Note 2. Summary of Significant Accounting Policies

Non-accrual policies, page F-15

59. Please expand to disclose your policy for recording payments received on nonaccrual loans. Refer to ASC 310-10-50-6b.

Note 3. Disposal of Subsidiaries, page F-23

60. Please provide us with your ASC 205-20 analysis in regard to the disposals including whether they meet the definition of a discontinued operation under ASC 205-20-45.

Note 6. Loans Principal, Interest and Financing Service Fee Receivables, page
F-24

61. We note that you refer to "impairments" in your table provided at the bottom of this page.
       Please revise your description to identity the amounts as "allowance for loan losses" or something similar.

(a) Movement of impairment losses, page F-25

62. Please tell us why your recoveries reduce the allowance for loan losses. In addition, tell us why your recoveries greatly exceeded your charge-offs. Revise your tables if necessary.

63. Please revise to disclose the information required under ASC 310-10-50-11B(h). Also, refer to ASC 310-10-50-11C.
 Bin Zhai
CNFinance Holdings Ltd.
April 26, 2018
Page 11

(b) Loan Delinquency and Non-Accrual Details, page F-26

64. Please revise to disclose the recorded investment balances with regards to loan delinquency and non-accrual information. In addition, please revise to disclose whether there are any loans that are past due 90 days or more and still accruing. Refer to ASC
       310-10-50-7 and 50-7A.

65. Revise your table to provide more granularity into your delinquency and past due accounts. In this regard, present the following aging buckets: 1-30 days, 31-60 days, 61-
       90 days, 91-120 days, 121-150 days, 151-180 days, 180-360 days, and over
360 days.

(c) Non-accrual loans, page F-26

66. Please revise to disclose separately the information required pursuant to ASC 310-10-50-
       14A through 50-20 for impaired loans.

Note 10. Other Assets, page F-29

67. We note that a certain portion of the impairment losses relates to your cost method investment. Please tell us what the remaining portion of impairment losses represents in your table.

Note 11. Interest-bearing borrowings, page F-30

68. Please revise to provide all the disclosures required under ASC 860-10-50 and 860-30-50 or advise why you believe the current disclosures comply with the guidance.

69. We note your disclosure of aggregate annual maturities of long-term borrowing obligations on page F-31. Please reconcile the total of these balances on page F-31 with the corresponding long-term borrowings in the tabular disclosure on page F-30.

Note 23. Share-based Compensation, page F-38

70. Please revise to provide all the disclosures required under ASC 718-10-50-2(c) and (f).

Exhibits

71. We note that you intend to file the form of employment agreement for your executive officers as Exhibit 10.2. Noting your disclosure on page 133 that you have entered into employment agreements with each of your executive officers, please file complete copies of such executed agreements as exhibits to the registration statement. Refer to Instruction
       1 to Item 601(b)(10) of Regulation S-K.
 Bin Zhai
CNFinance Holdings Ltd.
April 26, 2018
Page 12

72. Please tell us what consideration you have given to filing the following documents as exhibits to the registration statement:
        any agreements that memorialize the 2018 FOTIC Funding Arrangements and the
           2018 FOTIC Service Fee Structure, as discussed on page 15;
        the collaboration agreements entered into between the company and each of its trust company partners, as discussed in the penultimate paragraph on page 96, and the related trust agreements; and
        the subordinate unit subscription agreements entered into between the company and each of the trust plans.

       Please refer to Item 601(b)(10) of Regulation S-K.

        You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or H. Stephen
Kim, Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or me at (202) 551-3434 with any other questions.

                                                            Sincerely,

                                                            /s/ Michael
Clampitt

                                                            Michael Clampitt
                                                            Senior Counsel
                                                            Office of Financial
Services

cc:    Ning Li
       James C. Lin, Esq.